21 July 2008

CADBURY ANNOUNCES THE APPOINTMENT OF ROGER CARR AS CHAIRMAN

Cadbury plc today announces that Roger Carr becomes non-executive Chairman, replacing Sir John Sunderland as he retires from the role.

Contact details:

Capital Market Enquiries	+ 44 1895 615124
Sally Jones
Media Enquiries	+ 44 1895 615011
Katie Bell / Alex Harrison
The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith

Notes to the editor:

About Cadbury plc

Cadbury plc is the world’s largest confectionery business with number one or number two positions in over 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green &  Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.